Montage New Holdco, Inc.

c/o Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

February 5, 2016

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Re:      Request to Withdraw Montage New Holdco, Inc.

Registration Statement on Form S-4     (File No. 333-208216)

Dear Mr. Spirgel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Securities Act”), Montage New Holdco, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-4 (File No. 333-208216), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on November 25, 2015, and was amended on January 8, 2016 and January 19, 2016.

The Company is requesting the withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company filed the Registration Statement with respect to the proposed issuance of shares of its voting common stock, no par value per share, and non-voting common stock, no par value per share (collectively, the “Common Stock”) in connection with the Agreement and Plan of Merger, dated as of September 7, 2015 (the “Merger Agreement”), by and among Media General, Inc. (“Media General”), the Company, Montage Merger Sub 1, Inc. (“Merger Sub 1”), Montage Merger Sub 2, Inc. (“Merger Sub 2”), and Meredith Corporation (“Meredith”). On January 27, 2016, and as previously reported on a Current Report on Form 8-K filed by Media General with the SEC, Media General, the Company, Merger Sub 1, Merger Sub 2 and Meredith terminated the Merger Agreement by written agreement. Therefore, the Company will not proceed with the registration and sale of shares of Common Stock as contemplated by the Merger Agreement and the Registration Statement.

The Registration Statement has not been declared effective by the SEC. No shares of Common Stock were issued or sold, or will be issued or sold, under the Registration Statement. The Company acknowledges that no refund will be made for the fees paid to the SEC in connection with the filing of the Registration Statement and requests that, in accordance with Rule 457(p) under the Securities Act, all such fees be credited for future use.

Please contact the Company’s counsel, Phil Richter, of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY, 10004, at (212) 859-8763 or philip.richter@friedfrank.com with any questions you may have concerning this request, or please notify him if this request for withdrawal is granted.

Thank you for your continued assistance.

Very truly yours,

MONTAGE NEW HOLDCO, INC.

By: /s/Andrew C. Carington

Name: Andrew C. Carington

Title: Secretary